Exhibit 99.2

 Corporate Presentation  September 2018  www.check-cap.com  Ticker: CHEK (NASDAQ)

 Forward-Looking StatementsThis presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein.   We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “targets,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward-looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors.  This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20-F filed on April 4, 2018, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.   Safe Harborstatement  *

 *  Our Mission  Colon cancer prevention   through patient friendly screening

Overview

Headquarters: **Isfiya, Israel**

Ticker: **CHEK (NASDAQ)**

Employees: **50**

Shares outstanding: **5.3mn (6/30/18)**

Cash & equivalents: **$20mn (6/30/18)**

Amounts raised:

$25.5 million IPO
With simultaneous private placement in 2015

$11.2 million total
Registered direct offerings in 2016-2017

$20.2 million
Underwritten public offering in May 2018

Check Cap

4

 *  Executive Management  Alex Ovadia CEODr. Yoav KimchyFounder & CTO Lior Torem CFO & VP OperationsBoaz ShpigelmanVP R&D   BOD  Dr. Walt RobbYuval YanaiDr. Mary Jo GormanXQ LiClara Ezed  Member of the BOD of Check -Cap US Inc. our U.S Subsidiary  Steve Hanley Chairman  (1)

Colon Cancer - Screening is Key to Prevention

Low screening adherence

Mortality world-wide ~ 700,000 annually

Prevention = Detection of Pre-cancerous polyps

Our solution - Patient friendly prep-free screening

Source: GLOBOCAN 2012: Estimated Cancer Incidence, Mortality and Prevalence Worldwide in 2012 v1.0. IARC CancerBase No. 11
Edited by Ferlay J, Soerjomataram I, Ervik M, Dikshit R, Eser S, Mathers C, Rebelo M, Parkin DM, Forman D, Bray F

Check Cap

6

 *  C-Scan®- Preparation-Free Colon Screening  C-Scan® Cap  C-Scan® Track  Biocompatible patch worn on patient's back for Capsule Control, Tracking and Data Recording  C-Scan® View  Ingestible scanning capsuleGenerating Imaging Data+ Positioning Data  Positioning  3D Display  The C-Scan® System is not available for sale or clinical use in the US  Images for illustration only

 *  C-Scan®- Preparation-Free Colon Screening  Disruptive Imaging Technology  Compton Back-scattering  X-Ray Fluorescence  Capsule scanning over a polyp  Exclusive Motility Analysis  +  As the capsule moves naturally, it scans the inner lining of the colon in a 360 degree arc, scanning only when in motion  Capsule motility is continuously tracked and recorded

Patient friendly procedure

Step I - Ingestion

- Capsule ingested



- Patch attached to patient's back

Step II – Normal daily routine (2-3 days)

- No special diet
- Contrast agent + Fibers (1 tablespoon) with each meal



Step III - Excretion

- Single use Capsule
- Patient is notified once capsule is excreted naturally
- Data is downloaded from patch to workstation for analysis

Check Cap

9

 10      China  310k  149k    Japan  113k  48k    Expected to increase by 60% by 2030  Deaths world-wide ~ 700k  More lives could be saved   Colon Cancer Prevention Market Opportunity   Sources: * - Population age +50 at average risk - United Nations DESA/ Population Division – World Population Prospects 2017 (North America, Japan, China and Europe) ** - For patients screened once every 10 years at average procedure cost of $600 American Cancer Society. World Health Organization. J Natl Cancer Inst. 2011; 103:1-12 (Mariotto) Arnold M, et al. Gut 2016;0:1–9. doi:10.1136/gutjnl-2015-310912   $42.6B  626M  Market opportunity**  *  *  $5.4B  84M  Market opportunity**  U.S  EUChinaJapan  Annual Overview          Incidence  Mortality    U.S  135k  50k    EU  471k  228k

 *  ~10 years Prevention Opportunity  From healthy individual with pre-cancerous polyps   To cancer patient  Early Detection  Source: Gastro 1997;112:594-692 (Winawer)  Cancerous Polyp  Highly preventable form of cancer

 *  Screening Rates U.S, EU, China  Ages ≥ 50   Sources: CDC NHIS survey results as published in the CDC’s MMWR between 2006 and 2017 Radiology,. 2017, Ahead of Print, https://doi.org/10.1148/radiol.2017170924 (Smith) Schreuders EH, et al. Gut 2015;0:1–13. doi:10.1136/gutjnl-2014-309086   60%  20-30%  U.S  Germany   80% goal  By 2020   ~13%  China  FOBT – 9-24 (%) *  FIT – 32-53 (%) *  COLONOSCOPY – 88-98 (%) *  7%  15%  * Sensitivity for pre-cancerous polyps

 *  Barriers to Colonoscopy screening in U.S  Laxative preparation  Insertion of endoscope  Fasting requirements  Other reasons  Concern over pain  Embarrassment  “What do you feel is the most troubling part of colon testing?”  Mayo Clinic Proc. 2007;82(6):666-671

C-Scan focuses on increasing public's willingness to screen

Prevention-
Screening for cancer and polyps

High sensitivity for pre-cancerous polyps

Early Detection-
Screening for cancer

Low sensitivity for pre-cancerous polyps



Colonoscopy
CTC
Capsule Endoscopy
HIGH
Sensitivity
LOW
LOW
Adherence
HIGH
Check Cap
C-Scan®
FOBT, FIT
Stool DNA
Liquid Biopsy

Sources: AGA Institute Guidelines for the Early Detection of Colorectal Cancer and Adenomatous Polyps American Cancer Society. Colorectal Cancer Facts & Figures 2017-2019. Atlanta: American Cancer Society; 2017 USPSTF, JAMA. 2016;315(23):2564-2575. doi:10.1001/jama.2016.5989

Check Cap

14

 *  Pathway to commercialization  >250 capsules ingested, clear safety recordISO 13485 Certification and CE mark attainedMarketing approval in Israel U.S. clinical pathway realization in planning Ongoing manufacturing line buildup at GE Discussion with potential strategic partners

 Sensitivity  C-Scan prep free screening demonstrated promising results for detecting precancerous polyps  Specificity  CE  Post CE *  89%  80%  44%  76%  * Post CE study approval Interim results evaluated on full patient population with a gender based analysis  Study results  Multidimensional screening through improved algorithms  16  P=0.0038

Strong support from KOL's

Prof. Seth A. Gross

"C-scan is a novel approach to improve colon cancer screening that can become an alternative to current screening methods. The device generates 3D colon mapping without the need for bowl preparation through which it eliminates barriers for screening noncompliance and has potential to save people lives"



Seth A. Gross
Associate Professor of Medicine at NYU School of Medicine; Gastroenterology Section Chief at Tisch Hospital;
Director of Endoscopy at NYU Langone Medical Center


March 2016 Volume 65 Issue 3
Gut
An International Journal of
Gastroenterology and Hepatology
Endoscopy news
A novel prepless X-ray imaging capsule for colon cancer screening
Nathan Gluck,[1,2] Beni Shpak,[2] Rita Brun,[3] Thomas Rösch,[4] Nadir Arber,[1,5] Menachem Moshkowitz[1,5]
gut.bmj.com
BMJ

Prof. Nadir Arber

" C-Scan is a swallow and forget breakthrough device that can change the history of colon cancer screening and prevention."



Nadir Arber
Prof. of Internal Medicine and Gastroenterology Head,
Health Promotion Center Head,
Integrated Cancer Prevention Center
Tel-Aviv Sourasky Medical Center

17

 *  Prof. Jan Tack  Clinical Value of C-Scan  “"I believe that the diagnostic yield of the C-Scan system, based on the combined diagnostic test, including scan imaging and gut motility, can be accepted as an important CRC screening tool following results‘ validation on a larger data base".  Jan TackProfessor of Medicine, Translational Research Center for Gastrointestinal Disorders (TARGID), University of Leuven, Belgium. Department of Clinical and Experimental Medicine, University of Leuven and Head of Clinic, University Hospital Gasthuisberg, Department of Gastroenterology.  Prof. Yehuda Ringel  “The novel data on possible association between intestinal motility and colon polyps may provide new insight into the natural history of CRC. Identifying intestinal motility as a contributing risk factor for CRC has the potential to further improve screening protocols for patients at risk for CRC”.  Yehuda RingelChief, Division of Gastroenterology and Hepatology at Meir Medical Center, Affiliated with Tel Aviv University and Adjunct Professor of Medicine at the University of North Carolina at Chapel Hill.

C-Scan® Advantages

Patient

NO laxatives

NO boosters

NO sedation

Autonomous procedure

Patients continue normal daily routine (avg. 2-3 days)

Hospital and Physician

NO need for anesthesia

NO operating room

Minimal staff involved

Analysis anywhere – Portal based analysis suite

GIs focused on polyp removal

Payer

INCREASES screening adherence

INCREASES willingness to undergo colonoscopy

REDUCES CRC incidents and mortality

SAVES treatment cost

Check Cap

19

Multiple near term inflection points

Q3/18E

- ✓ Post CE approval study interim results
- ✓ C-Scan system approved for marketing in Israel

Q4/18E

- IDE approval
- Manufacturing line at GE ready
- U.S. Pilot study initiation

Q2/19E

- Post CE approval study final results
- Sales initiation in Israel (1,2,3)

Q4/19E

- Sales initiation in EMEA (1,2)
- U.S. Pivotal study initiation (2,4)

(1) Pending strategic partnership
(2) Pending sufficient capital
(3) Pending extension of marketing approval
(4) Assuming de novo classification and no PMA

20

*  Core patents granted in major jurisdictions   Robust Intellectual Property  33 Granted 1 Allowed21 Pending worldwide   Further IP enhancement based on recent technology breakthrough

 Revolution in CRC screening market  Promising results utilizing the C-Scan improved system in Post CE approval study  Strategic collaboration with GE Healthcare  Robust intellectual property protection  *  Commercialization pathway buildup   Productive discussions with regulatory agencies   Investment Highlights  Check-Cap

 Appendix

   Reimbursement for screening methods  24  Colonoscopy (avg. including, anesthesia, biopsy, bowel prep) - Medicare $1,036 - Private sector   $2,000 to $3,000CTC (Virtual colonoscopy) $436Cologuard (Stool DNA, Exact) $509 Capsule Endoscopy (Medtronic) 83,100 JPY ($776) using current exchange rate for year 2014  Sources: https://www.cms.gov/apps/physician-fee-schedule/, Apr. 2015 https://www.sec.gov/Archives/edgar/data/1124140/000155837018000941/exas-20171231x10k.htm, Feb. 2018 http://mayafiles.tase.co.il/rpdf/854001-855000/p854945-00.pdf   U.S  Japan

 25    25  X-ray Exposure Control    mSv          Very Low Radiation Exposure    Typical organ radiation doses from various radiologic studies  0.05mSv        C-Scan Imaging                Stand by mode    Scan mode